Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2010	For the Twelve Months Ended December 31, 2009	For the Nine Months Ended September 30, 2009
Earnings
Net Income from Continuing Operations	$759	868	$666
Preferred Stock Dividend	9	11	9
(Income) or Loss from Equity Investees	—	(1)	—
Minority Interest Loss	—	—	—
Income Tax	433	440	369

Pre-Tax Income from Continuing Operations	$1,201	$1,318	$1,044

Add: Fixed Charges*	495	660	493
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	15	18	15

Earnings	$1,681	$1,960	$1,522

* Fixed Charges

Interest on Long-term Debt	$437	574	$429
Amortization of Debt Discount, Premium and Expense	13	16	12
Interest Capitalized	—	—	—
Other Interest	13	30	20
Interest Component of Rentals	17	22	17
Pre-Tax Preferred Stock Dividend Requirement	15	18	15

Fixed Charges	$495	$660	$493

Ratio of Earnings to Fixed Charges	3.4	3.0	3.1